Exhibit 99.22

Action No. 1003 08287

IN THE COURT OF QUEEN’S BENCH OF ALBERTA JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving PCL Employees Holdings Ltd. and its Shareholders

PETITION

TO THE HONOURABLE COURT OF QUEEN’S BENCH OF ALBERTA:

THE PETITION OF PCL EMPLOYEES HOLDINGS LTD. HUMBLY SHOWS THAT:

1. The Petitioner, PCL Employees Holdings Ltd., was incorporated under the laws of Alberta.

2. The head office and registered office of the Petitioner is situated in Edmonton, Alberta.

3. The authorized share capital of the Petitioner consists of an unlimited number of Class “1” common convertible non-voting shares, an unlimited number of Class “2” common convertible voting shares, an unlimited number of Class “3” common convertible non-voting shares and an unlimited number of Class “4” common convertible voting shares.

4. As at May 17, 2010, there were issued and outstanding approximately 32.8 million common shares of all classes and series.

5. On April 6, 2010, the Board of Directors of the Petitioner unanimously resolved to take steps to adopt and implement a proposed plan of arrangement restructuring the shareholdings of the Petitioner for the purposes set out in paragraph 6 below (hereinafter referred to as the “Plan of Arrangement”).

6. Under the terms of the Plan of Arrangement, the following will occur as more fully set out in the Affidavits to be filed in support of this Petition:

a. new classes of shares in the Petitioner are to be created and amendments to the terms and conditions of the existing classes of shares in the Petitioner are to be made in order to facilitate the adoption of an Employee Ownership Plan for shareholders resident in the United States of America;

b. the Unanimous Shareholder Agreement respecting the business and affairs of the Petitioner is to be amended in order to facilitate the adoption of the Employee Ownership Plan and to enact certain other incidental amendments to same and to make certain other amendments to the Unanimous Shareholder Agreement that are advantageous to the Petitioner and its shareholders; and

c. the Employee Ownership Plan is to be adopted.

7. In the result:

a. the ownership and voting rights of the shareholders of the Petitioner will not be negatively impacted and will remain in substance the same;

b. the value of the shares or rights to shares held by shareholders will not be negatively impacted and will remain in substance the same;

c. the governance structure of the Petitioner will not in substance be changed; and

d. any creditors, if any, of the Petitioner will not be affected at all.

8. The Plan of Arrangement affords any shareholder not agreeing to same the right to sell that shareholder’s shares at the price agreed upon under the terms of the Unanimous Shareholder Agreement to which any such shareholder is a party.

9. It is not practicable nor desirable to effect the Plan of Arrangement under any other provision of the Business Corporations Act, other than section 193, without substantial difficulties or expense.

WHEREFORE THE PETITIONER seeks the following orders:

(a) An order approving the Plan of Arrangement proposed by the Petitioner unconditionally in accordance with section 193 of the Business Corporations Act, including an order approving changes to the Articles of Continuance and the Unanimous Shareholder Agreement of the Petitioner and adopting the Employee Ownership Plan;

(b) For such interim Order and directions as to the holding of a shareholder meeting to vote upon the proposed Plan of Arrangement, the giving of notice to the shareholders of the general meeting and the return of this Petition, the conduct of the vote and similar matters as seems just and reasonable in the circumstances including granting to the shareholders a right to sell their shares; and

(c) Such other and further orders and directions as may be required and appropriate.

DATED at the City of Edmonton, in the Province of Alberta, this 18th day of May, 2010, AND DELIVERED by Messrs. Reynolds Mirth Richards & Farmer LLP, Solicitors for the

Petitioner, whose address for service is in care of the said solicitors at 3200 Manulife Place, 10180-101 Street, Edmonton, Alberta T5J 3W8.

ENTERED in the office of the Clerk of the Court of Queen’s Bench of Alberta, this 18th day of May, 2010.

Clerk of the Court of Queen’s Bendh of Alberta

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1003 08287

To: Concerned Parties

Proceedings have been commenced by PCL Employees Holdings Ltd. You may have an interest in these proceedings. You or your lawyer may appear at the proceedings but will need to comply with such directions as the Court may make as to the deadline for filing a notice and other materials in order to oppose the order being sought by the Petitioner if you wish to oppose same.

<u>WARNING: If you or your lawyer do not comply with such directions as the Court may have given as to the filing of materials prior to the hearing date of the Petition, the Court may make such order in respect of the Petition as the Court deems appropriate.</u>

This Petition is issued by:

REYNOLDS MIRTH RICHARDS & FARMER LLP,
3200, 10180-101 Street,
Edmonton, AB T5J 3W8

Solicitors for PCL Employees Holdings Ltd., whose head office is located at 5410-99 Street, Edmonton, Alberta T6E 3P4.

JUDICIAL DISTRICT OF EDMONTON Clerk of the Court
FILED
MAY 18 2010

Action No.:__________

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF EDMONTON

IN THE MATTER OF Section 193 of the *Business Corporations Act*, R.S.A. 2000, c.B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving PCL Employees Holdings Ltd. and its Shareholders

PETITION

REYNOLDS MIRTH RICHARDS & FARMER LLP
3200, 10180 - 101 STREET
EDMONTON, AB
T5J 3W8

LAWYERS:	DENIS R. NOEL, Q.C; and RICKY W. EWASIUK Q.C.
TELEPHONE:	(780) 425-9510
FAX:	(780) 429-3044
FILE NO:	75245-008